Exhibit 99.1

LRAD CORPORATION REPORTS RECORD REVENUES AND

PROFITABLE RESULTS FOR FISCAL YEAR 2010

Company Reports Net Income of $0.10 Per Share and

Over $13 Million in 12-Month Order Backlog

Strong Revenue Growth Forecast for Fiscal 2011

SAN DIEGO, CA, December 1, 2010 – LRAD Corporation (NASDAQ: LRAD), the global leader in acoustic hailing devices (AHDs), today reported record revenues of $16.7 million for the fiscal year ended September 30, 2010. The reported record revenues did not include $607,000 in fiscal year 2010 HSS® product sales that are accounted for in the Company’s Annual Report on Form 10-K (filed today) as discontinued operations due to the September 27, 2010 spinoff of the HSS technology business to Parametric Sound Corporation.

In addition to record fiscal year revenues, accomplishments in fiscal 2010 included:

•	Achieved profitability for the first time in the Company’s history.

•	Recorded a fourth consecutive fiscal year of record LRAD® systems and services revenues.

•	Achieved record Company revenues for the third straight fiscal year and achieved positive cash flow from operations.

•

Awarded a contract from the U.S. Navy for the Shipboard Protection System (“SPS”) Block 2 in a competitive bid in the amount of $6.6 million. This award is in addition to the contract the Company won in fiscal 2007 for the SPS Block 0, which was valued at $5.0 million and against which the Company is still receiving orders.

•	Awarded a $17.6 million LRAD systems and services contract, of which $12.1 million in LRAD systems is scheduled for delivery to a military service of a foreign government before March 31, 2011.

•

Introduced two enhancements to the Company’s product line, the LRAD 300Xi™ and LRAD 1000Xi™. These systems have fully integrated electronics and offer end users a flexible option to the remotely controlled LRAD 300X™ and LRAD 1000X™.

•	Managed the balance sheet and controlled expenses while investing in new product development and markets.

“We accomplished many of our goals for fiscal 2010 including changing our corporate identity, spinning off the HSS technology business, growing our LRAD business at a double digit rate and positioning the Company for significant new domestic and foreign military sales,” said Tom Brown, president and CEO of LRAD Corporation.

Revenues from continuing operations for fiscal year 2010 increased 10% to $16.7 million, compared to $15.2 million for fiscal year 2009.

Gross profit for fiscal 2010 was $9.2 million or 55% of revenues, compared to $7.4 million, or 49% of revenues for fiscal 2009. The gross profit margin was favorably affected by increased LRAD system shipments and reduced product costs.

Operating expenses for fiscal 2010 decreased 13% to $6.7 million, compared to $7.7 million in fiscal 2009. The decrease was primarily due to a $607,000 reduction in non-cash share-based compensation costs, a $355,000 decrease in commission expense due to lower commissionable sales, and an $85,000 reduction in professional services, offset by a $65,000 increase in product development expense.

Net income from continuing operations for fiscal 2010 was $3.0 million, or $0.10 per share, compared to a net loss of $376,000, or $(0.01) per share, for fiscal 2009. Net income for fiscal 2010 included a $748,000 unrealized gain on derivative revaluation and a $167,000 provision for income taxes. The profitable results were due primarily to increased sales of the Company’s higher margin LRAD-X® products and systems and reduced operating expenses. In addition, the Company recognized net losses from discontinued operations of $49,000 and $667,000 for the fiscal years ended September 2010 and 2009, respectively from the HSS technology business.

“We anticipate record first half and full year fiscal 2011 revenues and a fifth consecutive year of double digit LRAD sales growth,” Brown concluded. “We’ll discuss our fiscal year 2010 financial results and some of our fiscal 2011 LRAD business prospects during our December 2nd conference call.”

About LRAD Corporation

LRAD Corporation’s Long Range Acoustic Device® (LRAD®) directional sound systems are being used around the world in diverse applications including, fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about LRAD Corporation and its long-range directional sound systems, please visit the company’s web site at www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2010. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@lradx.com

LRAD Corporation and Subsidiary

Condensed Consolidated Balance Sheets

(000’s omitted)

	September 30,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$5,421	$5,103
Accounts receivable, net	4,188	1,433
Inventories, net	2,784	2,645
Prepaid expenses and other	205	195
Current assets of discontinued operations	113	452

Total current assets	12,711	9,828
Equipment, net	124	230
Patents, net	278	344
Deposits	58	58
Other assets of discontinued operations	—	554

Total assets	$13,171	$11,014

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$965	$956
Accrued liabilities	1,815	1,931
Current liabilities of discontinued operations	53	83

Total current liabilities	2,833	2,970

Total stockholders’ equity	10,338	8,044

Total liabilities and stockholders’ equity	$13,171	$11,014

	Years Ended September 30,
	2010	2009
Revenues	$16,694	$15,218
Cost of revenues	7,520	7,832

Gross profit	9,174	7,386

Operating expenses:
Selling, general and administrative	4,660	5,703
Research and development	2,062	1,992

Total operating expenses	6,722	7,695

Income from operations	2,452	(309)
Other income	748	29

Income (loss) from continuing operations before income taxes	3,200	(280)
Provision for income taxes	(167)	(96)

Income (loss) from continuing operations	3,033	(376)
Loss from discontinued operations, net of taxes	(49)	(667)

Net income (loss)	$2,984	$(1,043)

Net income per common share—basic and diluted:
Continuing operations	$0.10	$(0.01)
Discontinued operations	$(0.00)	$(0.02)

Total net income (loss) per common share—basic and diluted	$0.10	$(0.03)

Weighted average common shares outstanding:
Basic	30,589,212	30,537,424

Diluted	31,111,330	30,537,424